MG Capital Corrects the Record Following HC2's Recent Efforts to Mislead Stockholders

Issues New Presentation in Response to the Latest Chapter of HC2's Low-Road Misinformation Campaign

Encourages Stockholders to Focus on the Facts Regarding MG Capital, Our Slate, and Its Well-Received Plan

Makes Clear That Michael Gorzynski Possesses the Integrity, Pedigree, and Skills to Serve as Interim CEO and Prioritize Stockholders' Best Interests

Reinforces the Need to Look Past the Falsehoods Perpetuated by Philip Falcone and the Incumbent Directors, Who Presided Over Immense Value Destruction For Six Years

Urges Stockholders to Vote on the GREEN Consent Card For Our Six Nominees, Who Have Exceptional Backgrounds From Their Tenures at Entities Such as Dish Network, Elliott Management, Goldman Sachs, Harvard Business School, Lazard and Third Point

NEW YORK–April 17, 2020–BUSINESSWIRE–MG Capital Management, Ltd. (together with Percy Rockdale LLC, the nominating stockholder, and its affiliates, "MG Capital" or "we"), a significant stockholder of HC2 Holdings, Inc. (NYSE: HCHC) ("HC2" or the "Company"), which collectively with the other participants in its solicitation beneficially owns more than 6% of the Company's outstanding shares, today issued a new presentation in response to the latest chapter of HC2's low-road misinformation campaign. We invite stockholders to download and view the full presentation here.

Michael Gorzynski, MG Capital's founder and managing partner, commented:

"HC2 is at a critical point in its lifecycle as a public company following years of debt-fueled acquisitions, excessive corporate spending, and poor leadership under Mr. Falcone and the Board. The very individuals tasked with stewarding the Company allowed hundreds of millions of dollars in equity market value to erode, while simultaneously compensating themselves exceedingly well and amassing more than $400 million in holding company debt that matures in 2021. In recognition of HC2's tailspin toward potential bankruptcy, we have taken the extraordinary step of running a consent solicitation to remove the Board and install a world-class group of directors that can bring a Fortune 100 mentality to a boardroom that must become the source of immediate, tangible results in the months to come.

Stockholders now face a clear choice: roll the dice on people that continuously put your capital at grave risk over the past six years or place your trust in a group of individuals with diverse expertise, demonstrated integrity, and strong pedigrees at some of the world's top companies. Our nominees are quality people with decades of experience creating value for investors. They have spent months analyzing HC2 and coming up with a credible plan to avert financial ruin and deliver an estimated $9 per share in value over time.

While I recognize stockholders will be inundated with information in the coming weeks, the choice that needs to be made about HC2's future should be solely informed by an assessment of the facts. That is why my fellow nominees and I are releasing a new presentation today. We are committed to continuing to invest our energy, resources, and time to ensure you have the factual information you need to protect your investment in HC2."

As a reminder, stockholders can learn about how to consent on the **GREEN** card by visiting www.ABetterHC2.com. The website includes additional information regarding our six director nominees and the plan they intend to implement if they are elected to the Board of Directors.

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We urge HC2 stockholders to consent to all three proposals on the <u>GREEN</u> consent card and return it in your postage-paid envelope provided. <u>The consent deadline is May 7, 2020.</u>

Should you have any questions or need assistance with voting, please contact Saratoga Proxy Consulting LLC at (888) 368-0379 or (212) 257-1311 or by email at <u>info@saratogaproxy.com</u>.

PROTECT YOUR INVESTMENT. <u>SIGN</u>, <u>DATE</u> AND <u>RETURN</u> YOUR FILLED OUT <u>GREEN</u> CONSENT CARD TODAY.

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<u>FORWARD-LOOKING STATEMENTS</u>

Any statements contained herein that do not describe historical facts, including future operations, are neither promises nor guarantees and may constitute "forward-looking statements" as that term is defined in the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements may include words such as "may," "might," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential" or "continue," the negative of these terms and other comparable terminology. There is no assurance or guarantee with respect to the prices at which any securities of the Issuer will trade, and such securities may not trade at prices that are stated, estimated or implied herein. Any such forward-looking statements contained herein are based on current assumptions, estimates and expectations, but are subject to a number of known and unknown risks and significant business, economic and competitive uncertainties that may cause actual results to differ materially from expectations. Numerous factors could cause actual future results to differ materially from current expectations expressed or implied by such forward-looking statements, including the risks and other risk factors detailed in various publicly available documents filed by the Issuer from time to time with the Securities and Exchange Commission (SEC), which are available at www.sec.gov, including but not limited to, such information appearing under the caption "Risk Factors" in Issuer's Annual Report on Form 10-K filed with the SEC on March 16, 2020. Any forward-looking statements should be considered in light of those risk factors. MG Capital cautions readers not to rely on any such forward-looking statements, which speak only as of the date they are made. MG Capital disclaims any intent or obligation to publicly update or revise any such forward-looking statements to reflect any change in Issuer expectations or future events, conditions or circumstances on which any such forward-looking statements may be based, or that may affect the likelihood that actual results may differ from those set forth in such forward-looking statements.

<u>Contacts</u>

For Investors:

Saratoga Proxy Consulting LLC
John Ferguson / Joe Mills, 212-257-1311
jferguson@saratogaproxy.com / jmills@saratogaproxy.com

For Media:

Profile
Greg Marose / Charlotte Kiaie, 347-343-2999
gmarose@profileadvisors.com / ckiaie@profileadvisors.com

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